Exhibit 1.1

CHRISTOPHER J. HUBBERT| Partner Direct: 216.736.7215 | CJH@KJK.com

VIA USPS AND EMAIL

July 7, 2021

Foley & Lardner LLP

Attn: John J. Wolfel

1 Independent Drive, Suite 1300

Jacksonville, FL 32202-5017

jwolfel@foley.com

Re: Anita G. Zucker — Proposed Acquisition of Bowl America by Bowlero Corp.

Dear Mr. Wolfel;

In your June 16, 2021 letter to me, you indicated that Bowl America’s proxy statement would address the issues raised by Anita G. Zucker regarding the pending merger with Bowlero in her amended June 9, 2021 Schedule 13D. Far from allaying her concerns, Mrs. Zucker’s review of Bowl America’s preliminary proxy statement has only confirmed her fears.

Beginning on page seventeen of the proxy statement, the board provides a long bullet point list of factors the directors believe support their decision to merge with Bowlero. From Mrs. Zucker’s perspective the reasons listed by the board merely point out the directors’ lack of good stewardship and help explain why the directors would have agreed to such a one-sided deal. For example, the board notes that the company’s business has been negatively impacted by the pandemic. Of course it has, which begs the question of why it makes sense to sell Bowl America at this time. And it would be difficult for the Bowl America board to argue that bowling alleys aren’t a good investment when Bowlero just announced that it is going public via a SPAC with a combined valuation of around $2.6 billion. Bowl America’s shareholders won’t have any stake in the upside of that transaction, instead receiving less than the $10.50 Bowl America’s shares traded for when the board entered into the Bowlero merger agreement.

The proxy also cites the need for capital expenditures to improve Bowl America’s bowling alleys as one of the reasons the board recommends the merger. But why hadn’t the board made any capital improvements in the first place, despite having liquid assets and no debt? The proxy refers to the lack of management depth as another reason the board was in favor of the merger. It is clear that the board lacked an effective succession plan after the death of Bowl America’s president Leslie H. Goldberg in October 2019 at the age of 89. Even after Mr. Goldberg’s death, the average age of the directors elected last December was 74. Without vigorous leadership, it seems the board simply defaulted to the sale of the company and stuck with that plan despite the pandemic, agreeing to sell the company to Bowlero in a grossly undervalued takeunder.

The first several bullet points explaining the board’s reasons for approving the merger with Bowlero are the most telling. They include the limited trading volume in Bowl America’s stock, the negative impact on the stock price if a large number of shares were sold on the market (the insiders are the largest shareholders) and, in the very first bullet, the inability of the company to buy the directors’ shares. But why should the company have to buy their shares? Clearly the directors want liquidity and don’t seem to care how the rest of the company’s shareholders are impacted so long as the board members can sell their stock. Unlike many of the directors who appear to have inherited their shares, most of the company’s shareholders paid good money for their stock (in some cases more than the merger consideration) and are understandably frustrated with the Bowlero transaction. Mrs. Zucker has been forced to conclude that the board sold out the company and its investors to satisfy their personal desire for liquidity at any price.

Mrs. Zucker does not know why the board seems so desperate for liquidity, but regardless feels the directors have breached their fiduciary duties to the rest of company’s shareholders in order to obtain it.

In addition to highlighting the directors’ failures to meet their fiduciary obligations, the preliminary proxy statement omits or misrepresents material information necessary for Bowl America’s shareholders to make an informed decision as to how to vote. Mrs. Zucker demands that the company amend the proxy to address the issues summarized below so that the proxy is not false and misleading.

The board claims that it thoroughly evaluated Bowl America’s prospects as a stand-alone company and concluded that a reduction in the dividend would be necessary (page twelve of the proxy statement). Yet the company’s management had not prepared any financial projections in connection with the merger (page twenty-three). How was the board able to evaluate the company’s prospects, ability to make capital improvements or the expected return on investment for those improvements, and the impact on the dividend, without projections? Did the board request that management prepare projections, and if not, why not? Did the company provide any projections or forecasts to Bowlero, or assist Bowlero in preparing projections? If so, those projections must be included in the proxy statement to allow shareholders to make an informed decision.

The board also cites the company’s “limited access to capital to finance capital improvements” as a factor in proceeding with the sale of the company (page eighteen). Bowl America owns its facilities and has a strong balance sheet, with no debt and liquid securities. Why would the company have limited access to capital? Did the board have any conversations with banks or other sources of capital? Clearly Bowlero has been able to bank on bowling alleys.

In March 2019, the board elected to explore strategic alternatives, including the sale of the company, but apparently did not feel the need to create a special committee allegedly because of the terms of the transaction do not create any conflicts of interest (page thirteen). How did the board know at that time what the ultimate transaction would entail? Did counsel recommend a committee to address not only potential conflicts, but also expertise in assessing strategic transactions? At a minimum, a committee without the company’s CEO, who subsequently was granted two separate golden parachutes under her employment agreement, would be advisable. Was the CEO at least excluded from any board conversations/deliberations due to this conflict?

In May 2019, the board engaged Duff & Phelps to advise the board in connection with assessing strategic alternatives and the potential sale of Bowl America (page thirteen). Why did the board select Duff & Phelps? Did the board consider other financial advisors? Did the board engage Duff & Phelps to provide a fairness opinion at that time? Duff & Phelps recently performed significant work for Bowlero (page thirty). Did the board consider this potential conflict in connection with the fairness opinion? Regardless, this conflict should be made clear in the proxy. In addition, please clearly disclose in the proxy the fees that Duff & Phelps has received and will receive in connection with its advisory services, the sale of the company, and the fairness opinions.

The company reports that from November 2019 to March 2020 potential purchasers declined to acquire Bowl America and specifically that “Party Y” (presumably NIL Funding, a company controlled by Mrs. Zucker) was unresponsive and failed to conduct significant diligence (page thirteen). In reality, representatives of NIL Funding met with Bowl America’s management and engaged experts to assess the opportunity. When Duff & Phelps informed Robert B. Johnston, vice president of NIL Funding, that the sale process was on hold because of COVID-19, Mr. Johnston requested the opportunity to reengage if the process was restarted. Instead, the board elected to proceed with Bowlero without giving NIL Funding the opportunity to bid. Please disclose these facts and explain why Duff & Phelps did not contact NIL Funding.

In April 2020, the board decided to pause the sale process because of the impact of COVID-19 (page fourteen). This seems like a wise decision given that the board was unlikely to be able to obtain the best price for the company in the midst of the pandemic. Why then did the board agree to proceed with Bowlero while the pandemic continued to rage, and without reaching out to other interested parties like NIL Funding to determine if a better price was available?

In fact, the board cites the absence of a “go-shop” that would allow the board to seek a better price as a factor weighing against the merger with Bowlero (page nineteen). But did the board consider a go-shop or request a go-shop period from Bowlero? Please disclose any discussions the board had pertaining to a go-shop period or confirm the board had no discussions regarding a go-shop.

The board concluded that the break-up fee of $1.6 million plus Bowlero’s expenses of up to $3.5 million is reasonable (page nineteen). What is the board’s rationale for concluding that an outrageous breakup fee of up to $5.1 million, or 11.7% of the guaranteed merger consideration, is reasonable? Please disclose what metrics the board relied upon in making this assessment and whether the board attempted to negotiate a lower break-up fee.

Duff & Phelps indicated that it relied on documents relating to Bowl America’s “probable future outlook” and referenced “forecasts” and “projections” (page twenty-one). Please confirm that in fact Duff & Phelps had no forecasts or projections upon which to assess the company’s probable future outlook and revise the proxy accordingly.

Duff & Phelps was unable to perform a discounted cash flow analysis because the company had not prepared financial projections (page twenty-three). In Mrs. Zucker’s view, this is highly unusual. Please disclose the impact Duff & Phelps feels this has on the accuracy and completeness of its fairness analysis.

Duff & Phelps stated that it did not inspect or appraise Bowl America’s physical assets in connection with its opinion (page twenty-one) but that it had recently valued the company’s real estate portfolio (page twenty-nine). What was the real estate valuation arrived at by Duff & Phelps? Please disclose this valuation and whether it was considered by the board in evaluating the Bowlero transaction. Does the board have any other valuations that would allow shareholders to make a more informed decision if disclosed? Mrs. Zucker notes that the tax valuation (which is typically far less than fair market value) for Bowl America’s real estate exceeds the Bowlero purchase price.

Mrs. Zucker is at a loss to understand the peer group companies selected by Duff & Phelps for the M&A transaction analysis, which includes companies that, unlike Bowl America, own no real estate. One of these allegedly comparable companies is a traveling midway operator that appears to be dependent on county fairs (page twenty-eight). How were these companies selected and considered comparable to Bowl America? In addition, please disclose information concerning the transactions observed in the analysis so that shareholders can better assess whether they are comparable.

Duff & Phelps concluded that Bowl America’s valuation should be discounted compared to other companies for various reasons including Bowl America’s failure to invest in revitalizing its properties and the management team’s lack of depth (page twenty-nine). The company’s own financial expert seems to confirm Mrs. Zucker’s view that the board’s failure to plan for the future negatively impacted the value of Bowl America. How does the board respond to this allegation?

In September 2019, in the midst of exploring the sale of the company, the board approved a new employment agreement with then CFO Cheryl A. Dragoo. The new agreement will provide her with two separate golden parachute payments worth $550,000 in connection with the Bowlero merger (page thirty-two). In the background to the merger, please explain why the board felt it was necessary to provide her with a new employment agreement at that time and why the board provided her with two parachute payments that would both be triggered by the sale of the company.

Please don’t hesitate to contact me if you have any questions regarding Mrs. Zucker’s demands. We look forward to a proxy that will allow Bowl America’s shareholders to make an informed assessment of their board’s performance and how they should vote on the Bowlero transaction.

Sincerely,

CHRISTOPHER J. HUBBERT

Partner | KJK

cc:         Brett I. Parker, CFO, Bowlero Corp.

           James D. Meade, DLA Piper LLP (US)

CLEVELAND 1375 East Ninth Street One Cleveland Center + 29th Floor Cleveland OH 44114	COLUMBUS 10 West Broad Street One Columbus Center + Suite 1900 Columbus OH 43125	KJK.com A LAW FIRM BUILT FOR BUSINESS